Exhibit 99.3

PERDIGÃO S.A.

CNPJ/MF n.º 01.838.723/0001-27

A Publicly Held Authorized Capital Company

EXTRACT OF THE MINUTES OF THE 52nd/2009 EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS AND THE 2nd EXTRAORDINARY MEETING OF THE FISCAL COUNCIL

DATE, PLACE AND TIME: May 29 2009 at 9:00 a.m. at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: The full complement of Board members. PRESIDING OFFICIALS: Nildemar Secches, President, and Edina Biava, Secretary. RESOLUTIONS ADOPTED: 1) Approved the proposal of the Board of Directors for convening the Extraordinary General Meeting to be held on June 19 2009 to deliberate on the amendment of paragraph 1 of Article 5 of the Bylaws for increasing the limit of the Company’s authorized capital of 250,000,000 to 500,000,000 shares thus allowing (a) the increase of capital as a result of the public offering for a primary distribution of common shares to be issued by the Company (“Offering”), as well as (b) the increase of capital which shall result from the incorporation of shares issued by Sadia S.A. to be implemented by the Company pursuant to the conditions announced to the market in a material fact of May 19 2009; 2) The opening of a branch: Activity: 1051-1/00 — Preparation of milk. Address:  Rodovia Dom Pedro I, SP-65, Km 102 +850, Sítio da Moenda, Itatiba-SP - CEP 13.252-800; 3) Approval of the execution of the Offering under the following terms and conditions: (a) Estimated amount of the Offering: the Offering shall amount to an estimated R$ 4 billion, to be conducted in Brazil on the non-organized over-the-counter market (Brazilian Offering”) and, in addition, through a filing with the Securities and Exchange Commission (“International Offering”), pursuant to the terms of the U.S. Securities Act de 1933 (“Securities Act”); (b) Preemptive Offering: priority shall be guaranteed to (i) the Company’s shareholders, (ii) the shareholders of Sadia S.A. (“Sadia”) which, as a result of the incorporation of shares, shall become shareholders of Perdigão; and (iii) non-institutional and institutional investors where the Company has a strategic interest in such entities participating in its capital stock; (c) Procedure for Collecting Investment Intentions: the issue price of the Shares shall be determined following the conclusion of the procedure for gathering investment intentions with institutional investors (“Bookbuilding Procedure”), to be conducted by the Lead Underwriters of the Brazilian Offering, pursuant to Article 44 of CVM Instruction 400/03, and in accordance with the provision in Article 170, paragraph 1, subsection III of Law 6.404/76. 4. Approved the method of subscription of the shares to be issued, which shall be paid up in cash, in Brazilian legal tender, in the act of subscription. 5. To authorize the Company’s Management to sign the contract for placement of the shares the object of the Offering, the contract with respect to the International Offering, the share price stabilization contract, the loan contract and all and any other documents necessary for the conclusion of the Offering, as well as to practice all and any acts, including those involving the Brazilian Securities and Exchange Commission — CVM,  BM&F Bovespa S.A. — Securities, Commodities and Futures Exchange and the Brazilian Clearing and Depository Corporation, which may be necessary and convenient to the conclusion of the Offering. CONCLUSION: These minutes having been read and approved, were signed by the participants of the meeting. (I certify that this is an exact copy of the original minutes transcribed in Register 2 of the Minutes of the Ordinary and Extraordinary Meetings of the Company’s Board of Directors, page 91 and 92; and the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Fiscal Council, page 55 and 56).

EDINA BIAVA

Secretary

Important Notice

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Investors in American Depositary Shares (“ADSs”) of Sadia S.A. (“Sadia”) and U.S. holders of preferred shares of Sadia are urged to read the U.S. informational document regarding the association between Sadia and Perdigão S.A. (“Perdigão” and, together with Sadia, the “Companies”), when it becomes available, because it will contain important information.  U.S. holders of common shares of Sadia are urged to read any informational document or other materials prepared by Perdigão for common shareholders of Sadia regarding the association because they will contain important information.  Perdigão expects to submit copies of these documents to the U.S. Securities and Exchange Commission (“SEC”) when they are available, and investors and security holders may obtain free copies of these documents and other documents filed by the Companies with the SEC at the SEC’s website at www.sec.gov.  A copy of any informational documents prepared for holders of ADRs or U.S. holders of common or preferred shares of Sadia (when available) may also be obtained for free from Perdigão.

This communication contains forward-looking statements. These statements are statements that are not historical facts and are based on the current view and estimates of management of the Companies of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the Companies, are intended to identify forward-looking statements. Statements regarding the structure and timing of any association between the Companies, business strategies, future synergies, future costs and future liquidity of the Companies, and pro forma results of operations and financial condition of the Companies are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including economic and market conditions in Brazil and globally, conditions in the industry of the Companies, any regulatory actions relating to the association, the ability of the Companies to achieve projected synergies and the risk factors outlined by each of the Companies in their filings with the SEC and the Brazilian Comissão de Valores Mobiliários (CVM). There is no guarantee that the expected events, trends or results will actually occur. Any changes in the assumptions and factors on which these forward-looking statements are based could cause actual results to differ materially from current expectations.